

D STATES
CHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response...12.00	



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Trident Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 North Broadway
(No. and Street)

Jericho (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

516-681-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Brian Schantz swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Trident Partners, Ltd., as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

ELIZABETH STERN
Notary Public, State of New York
No. 01ST6030860
Qualified in Orange County
Commission Expires Sept 20, 2005



Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ✖ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIDENT PARTNERS, LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trident Partners, Ltd.
Jericho, New York

We have audited the accompanying statement of financial condition of Trident Partners, Ltd. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trident Partners, Ltd. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2002

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

TRIDENT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	127,637
Due from clearing broker		97,400
Commissions receivable		175,259
Loans to shareholders		50,000
Other assets		2,166
	$	452,462

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	250,645

Stockholders' equity

Capital stock, no par value; 200 shares authorized; 10 shares issued and outstanding		15,000
Paid-in capital		610,325
Retained earnings (deficit)		(423,508)
		201,817
	$	452,462

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 2,936,544
Trading	(584,336)
Interest and other income	217,532
	2,569,740
EXPENSES	
Salaries and payroll related expenses	2,060,801
Occupancy	105,107
Professional fees	116,518
Operating expenses	652,318
	2,934,744
NET LOSS	$ (365,004)

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net loss	$ (365,004)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in commissions receivable	36,628
Increase in due from broker	(62,400)
Increase in loans to shareholders	(50,000)
Decrease in other assets	54,890
Decrease in accrued expenses	(20,364)
Total adjustments	(41,246)
Net cash used by operating activities	(406,250)
Cash flows from financing activities	
Capital contributions	470,325
Net cash provided by financing activities	470,325
NET INCREASE IN CASH	64,075
CASH - BEGINNING	63,562
CASH - END	$ 127,637

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income Tax	$ 342

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	*PAID-IN CAPITAL*	*RETAINED EARNINGS (DEFICIT)*	*TOTAL*
Balance - beginning	$ 15,000	$ 140,000	$ (58,504)	$ 96,496
Capital contributions	-	470,325	-	470,325
Net loss	-	-	(365,004)	(365,004)
Balance - end	$ 15,000	$ 610,325	$ (423,508)	$ 201,817

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trident Partners, Ltd. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2001.

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Dain Correspondent Services, located in St. Louis, Missouri.

The Company is located in Jericho, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company is subject to federal and state corporation taxes on income and has a net operating loss carry forward of approximately $424,000 available to offset income in future years.

2. RELATED PARTY TRANSACTIONS

The Company is 100% owned by Meka Associates, LLC (Meka). Meka holds the lease for the office, purchases office equipment and supplies, and pays other operating expenses on behalf of the Company. The Company reimburses Meka on a regular basis.

Loans receivables are due from two officers of the Company. Interest is charged at 5% per annum, and the loans are due in November and December 2002.

3. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to various customer complaints. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company and independent counsel the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $149,651, which was $49,651 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 167% as of December 31, 2001.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

TRIDENT PARTNERS, LTD. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL		
Stockholders' equity	$	201,817
Deductions and/or changes		
Nonallowable assets		52,166
NET CAPITAL	$	149,651
AGGREGATE INDEBTEDNESS	$	250,645
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	49,651
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		167%
Reconciliation with the Company's computation (included in part II of Form X17A-5) as of December 31, 2001		
Net capital, as reported in Company's part II (unaudited) FOCUS report	$	137,056
Net audit adjustments		12,595
Net capital, per above	$	149,651

See independent auditors' report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Trident Partners, Ltd.
Jericho, New York

In planning and performing our audit of the financial statements and supplemental schedules of Trident Partners, Ltd. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Trident Partners, Ltd. for the year ended December 31, 2001, and this report does not affect our report thereon dated February 12, 2002.

> The Company's internal control policy and procedures were not adequate to provide reasonable assurance that the Company's financial records were in compliance with rules and regulations. As a result, during the year ended December 31, 2001, the Company incorrectly reported its net capital. The Company has engaged a new financial officer to monitor net capital requirements and contributed additional capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2002